Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
To the Supervisory Board of ASML Holding N.V.

We consent to the use of our report dated February 7, 2017, with respect to the consolidated balance sheet of ASML Holding N.V. and subsidiaries as of December 31, 2016 and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference.
Our report dated February 7, 2017 contains an explanatory paragraph that states that our audit of internal control over financial reporting of ASML Holding N.V. excluded an evaluation of the internal control over financial reporting of Hermes Microvision Inc., including subsidiaries, which was acquired in November 2016.

/s/ KPMG Accountants N.V.
Rotterdam, the Netherlands
July 25, 2017